Exhibit 4.2(b)

John H. Weber

President and

Chief Executive Officer

Mr. John Irish

Ore Hill Partners LLC

650 Fifth Avenue, 9th Floor

New York, New York 10019

jirish@orehill.com

(212) 389-2327

Reference is made to the Registration Rights Agreement by and among the Issuer and the holders party thereto dated as of December 6, 2007 (the “Registration Rights Agreement”). Capitalized terms used and not defined herein have the respective meanings set forth in the Registration Rights Agreement.

The Issuer has acknowledged and agreed that (i) Ore Hill Hub Fund Ltd. (“Ore Hill”) has all of the rights of a Common Stockholder under the Registration Rights Agreement and (ii) the Common Stock of the Issuer owned by Ore Hill, on the date hereof or subsequently, including after giving effect to any exchange of preferred stock held by Ore Hill for Common Stock or Common Stock issued to Ore Hill pursuant to a rights offering, are and will be Registrable Securities under and as defined in the Registration Rights Agreement. The Issuer agrees that Ore Hill and each of its affiliates (including, without limitation, controlling persons) and the directors, officers, employees, shareholders, principals and any advisors and agents of the foregoing (each, an “Indemnified Person”) will have no liability for, and hereby indemnifies and holds harmless from and against, any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with any claim, action, suit or proceeding whereby any person asserts or any court determines (i) that Ore Hill is not a Common Stockholder under the Registration Rights Agreement, (ii) that the shares of Common Stock held by Ore Hill on the date hereof or subsequently, including after giving effect to any exchange of preferred stock held by Ore Hill for Common Stock or Common Stock issued to Ore Hill pursuant to a rights offering, are not Registrable Securities under the Registration Rights Agreement or (iii) under any theory, that Ore Hill does not have all the rights under the Registration Rights Agreement as set forth therein to participate in or make a Demand Request, to be a Requesting Holder and, subject to the limitations and qualifications set forth in the Registration Rights Agreement, to have any Common Stock held by Ore Hill included in any registration thereunder as Registrable Securities, to have such securities distributed by means of an underwriting as set forth in the Registration Rights Agreement and to enforce all related rights under the Registration Rights Agreement of a holder of Registrable Securities with respect to all of the shares of Common Stock held by Ore Hill, now or in the future, and to reimburse each Indemnified Person promptly upon its written demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding; provided that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent such damages resulted solely from the gross negligence or willful misconduct of relevant Indemnified Person.

Sincerely,

REMY INTERNATIONAL, INC.		ORE HILL HUB FUND LTD.
		By:	Ore Hill Partners LLC
		Its:	Investment Advisor

	/s/ John H. Weber		/s/ Claude A. Baum
By:	John H. Weber	By:	Claude A. Baum, Esq.
Title:	President and CEO	Title:	GENERAL COUNSEL ORE HILL PARTNERS LLC